UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Polypore International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73179V103
(CUSIP Number)

February 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73179V103	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,442,752
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,442,752
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,442,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus International Partners, L.P. I.R.S. #13-4104745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,440,976
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,440,976
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,440,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PP Holding, LLC I.R.S. #43-2049330
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,440,658
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,440,658
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,440,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co. I.R.S. #13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,443,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,443,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,443,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC I.R.S. #13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,443,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,443,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,443,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners LLC I.R.S. #13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,443,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,443,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,443,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,443,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,443,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,443,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 73179V103	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,443,070
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,443,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,443,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):               Name of Issuer:

Polypore International, Inc. (the “Company”)

Item 1(b):               Address of Issuer’s Principal Executive Offices:

11430 North Community House Road
Suite 350
Charlotte, North Carolina  28277

Item 2(a):               Name of Person Filing:

This Schedule 13G/A is filed by Warburg Pincus Private Equity VIII, L.P. (“WP VIII”), Warburg Pincus International Partners, L.P. (“WPIP”) and PP Holding, LLC.  The sole general partner of WP VIII and of WPIP is Warburg Pincus Partners LLC (“WPP LLC”).  Warburg Pincus & Co. (“WP”) is the sole member of WPP LLC.  Warburg Pincus LLC (“WP LLC”) manages WP VIII and WPIP.  Charles R. Kaye (“Mr. Kaye”) and Joseph P. Landy (“Mr. Landy”) are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  Each of WP, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of the Common Stock (defined below) except to the extent of any indirect pecuniary interest therein.  Mr. Kaye and Mr. Landy may be deemed to control WP VIII, WPIP, WPP LLC, WP and WP LLC.  WP VIII, WPIP, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons” and together with PP Holding, LLC, the “Reporting Persons.”

On February 25, 2011, (i) WPIP distributed an aggregate of 2,084,355 shares of Common Stock (as defined below) to its limited and general partners on a pro rata basis with no consideration being paid to WPIP in connection therewith and (ii) WP VIII distributed an aggregate of 2,082,579 shares of Common Stock to its limited and general partners on a pro rata basis with no consideration being paid to WP VIII in connection therewith (collectively, the “WP Distributions”).  Following the WP Distributions, WP VIII is the direct record holder of 2,094 shares of Common Stock and WPIP is the direct record owner of 318 shares of Common Stock of the Company and, by virtue of their position as the managing members of PP Holding, LLC they may each be deemed to be the beneficial owner of an additional 10,440,658 shares of Common Stock held by PP Holding, LLC.  WP VIII and WPIP own approximately 99% of PP Holding, LLC.  The Warburg Pincus Reporting Persons disclaim beneficial ownership of any shares to which they do not have a pecuniary interest.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):               Citizenship:

WP VIII is a Delaware limited partnership, WPIP is a Delaware limited partnership, PP Holding, LLC is a Delaware limited liability company, WPP LLC is a New York limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company.

Item 2(d):               Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e):               CUSIP Number

73179V103

Item 3:                      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐ Broker or dealer registered under Section 15 of the Act,

B.	☐ Bank as defined in Section 3(a)(6) of the Act,

C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                   Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 4 - 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.  The percentages used therein and throughout this Schedule 13G/A are calculated based on the 45,666,557 shares of Common Stock issued and outstanding as of February 21, 2011, as reported in the Company's Annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 25, 2011 for the fiscal year ended January 1, 2011.

Item 5:                   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                   Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8:                   Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 9:                   Notice of Dissolution of Group:

N/A

Item 10:                 Certification:

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011
WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By:  Warburg Pincus Partners LLC,
its General Partner
By:  Warburg Pincus & Co.,
its Managing Member

By:    /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:  Partner

Dated: March 1, 2011
WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By:  Warburg Pincus Partners LLC,
its General Partner
By:  Warburg Pincus & Co.,
its Managing Member

By:     /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:  Partner

Dated: March 1, 2011	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: March 1, 2011	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: March 1, 2011	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director
Dated: March 1, 2011	CHARLES R. KAYE /s/ Scott A. Arenare Charles R. Kaye By: Scott A. Arenare as Attorney-in-Fact
Dated: March 1, 2011	JOSEPH P. LANDY /s/ Scott A. Arenare Joseph P. Landy By: Scott A. Arenare as Attorney-in-Fact
Dated: March 1, 2011
PP HOLDING, LLC
By:  Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P., its Managing Members
By:  Warburg Pincus Partners LLC,
its General Partner

By:  Warburg Pincus & Co., its Managing Member

By:     /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:  Partner